Contact

www.linkedin.com/in/dustinfeider
(LinkedIn)
www.o2treehouse.com (Company)
www.dfeider.com (Portfolio)
www.facebook.com/o2treehouse
(Other)

Top Skills

AutoCAD
Concept Development
Graphic Design

Publications

WIRED magazine
Dwell magazine
Forbes magazine
Popular Mechanics

Dustin Feider

Principal, O2 Treehouse
Berkeley, California, United States

Experience

O2 Treehouse Inc.
Principal
May 2006 - Present (19 years 3 months)
Oakland, California, United States

We design and build unique custom treehouses and structures, with projects worldwide.

Dwell, Wired, Popular Mechanics, Forbes, Vogue are just a few of the over 60 national and international Magazines which have featured our work.

Our past clients recommend us for our strong attention to detail and ability to work within a budget. This is possible through our mastery of all aspects of the process including conceptualization, computer rendering, vendor relations, scheduling, engineering principles, and craft/fabrication.

O2 Treehouse
Chief Executive Officer
May 2006 - Present (19 years 3 months)

Aosa
Product Designer - contract
February 2008 - October 2010 (2 years 9 months)

Eco friendly print and design firm. Designed product displays for several national brands. Process included all aspects from concept to prototyping, and implementation.

Working within a limited budget I helped transform the Aosa offices from a typical drop ceiling office into an open, bright, and playful workspace that increased employee productivity and strengthened client relationships. Immediately following this transformation sales increased by 10%.

Bamboo DNA
Construction Foreman
March 2010 - August 2010 (6 months)

Traveled with Bamboo DNA to Portugal to help oversee and execute the construction of two major Bamboo Installations for the 2010 Boom Music Festival. Installations included a 160' diameter bamboo tensegrity shade structure, 180' diameter circular art gallery, forum stage, and theater. Oversaw a team and coordinated with other team leaders to ensure that all was completed in entirety with no flexibility in the completion deadline.

This work included direct responsibility for the rigging of audio visual equipment, electrical line installation, tension cable installation, and heavy equipment operation in addition to the general construction and finish of multiple structures.

Bauhaus Design
Graphic Designer
2007 - 2008 (1 year)

Brand Management, Graphic Design

Renewergy
Consultant
June 2006 - November 2006 (6 months)

Worked on the design of green house algae culture systems.
Engineering of hoop based green house system including conceptualization of various algae growth hanging methods, renderings, patent drawings, and sun articulation control methods.

A $100,000 grant was awarded to ReNewergy based on the results of my work here, including the analysis of various algae growth data sets, water flow, infrastructure costs and materials analysis. This grant is enabling the creation of a test facility with the Erie, PA waste water treatment plant.

Interactivate
Interior Design
July 2006 - October 2006 (4 months)

Interior design of office expansion. Included office layout, conference room, front entrance displays, interior materials, and office communication analysis relating to office desk system.

Brandow Creative
Industrial Designer
2005 - 2006 (1 year)

Interior design, project lead, scheduling and implementation of multifaceted design projects, prototyping, vendor management, sight audits and logistically complex retro-fit fixture systems.

The time I spent with Brandow Creative gave me essential professional practice experiences. It also gave me the knowledge base to successfully complete some of my later achievments. One lesson I learned was the importance to be thorough in my work. Working in a small business enviroment I learned how to take responsibility for the success of a project and get the job done to a high quality standard and timely manner.

At Brandow Creative I started as an intern and quickly moved up to fill a role as one of the full time industrial designers. After gaining the confidence of my team and upper management I was given the responsibility to take on larger projects. One of my projects included all material purchasing, vendor management, and CNC drawings for a new construction Lunds & Byerlys grocery store. Later I helped in the installation of the interior elements. The store was successfully completed on time and still looks great today.

KNOCK
3-d Modeling
May 2005 - May 2005 (1 month)

Design concepts for office furniture systems including layout, front entrance, front desk, dividing wall & other interior elements.

In my initial work with Knock they asked that I create interior design concepts for their new 2,000sq' studio in down town Minneapolis. Soon after I began doing 3-d modeling work for presentation often times for client meetings with Target Corp. Renders were completed with the modeling software Form-Z.

D-7
Communication Manager
2001 - 2005 (4 years)

_____

Education

Minneapolis College of Art and Design
BFA, Furniture Design · (2001 - 2005)

Burren College of Art

Sculpture · (2002 - 2003)

Hamilton High School